Filing pursuant to Rule 425 under the Securities Act of

1933, as amended, and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as

amended

Filer: Heritage Financial Holding Corporation

Subject Company: Heritage Financial Holding Corporation

Commission File No.: 000-31823

Date: July 15, 2004

Contact:	Jim Gray	Stuart Johnson
	Executive Vice President	Executive Vice President & CFO
	(662) 680-1217	(662) 680-1472
	jimg@phcfc.com	stuartj@phcfc.com

Contact:	Larry Mathews
President and Chief Executive Officer
(256) 301-6600
lmathews@heritageonline.com

The Peoples Holding Company Signs Definitive Agreement to

Acquire Heritage Financial Holding Corporation of Decatur, AL

TUPELO, Miss. and DECATUR, Ala., July 15, 2004—The Peoples Holding Company (AMEX: PHC) and Heritage Financial Holding Corporation (OTC: HBFH) announced today the signing of a definitive merger agreement pursuant to which The Peoples Holding Company (“Peoples”) will acquire Heritage Financial Holding Corporation, a bank holding company (“Heritage”) headquartered in Decatur, Alabama. Heritage is the parent of Heritage Bank, an Alabama banking corporation which operates eight banking offices in Decatur, Huntsville and Birmingham. At March 31, 2004, Heritage had total assets of $540 million, total deposits of $408 million and total stockholders’ equity of $31 million.

According to the terms of the merger agreement, each Heritage common shareholder can elect to receive one of the three following options: (1) 0.200 shares of Peoples common stock for each share of Heritage common stock, (2) $6.25 in cash for each share of Heritage common stock, or (3) a combination of 40% cash and 60% common stock at the same exchange ratio listed above, subject to the overall limitation that the aggregate stock consideration will equal approximately 60% of the total consideration received by Heritage shareholders. The merger will qualify as a tax-free reorganization for Heritage shareholders electing to receive Peoples’ common stock. Based on Peoples’ market close of $32.80 on July 14, 2004, the aggregate transaction value, including the dilutive impact of Heritage’s options, is approximately $73.7 million.

The acquisition is expected to close in the first quarter of 2005 and is subject to regulatory and Heritage shareholder approval and other conditions set forth in the merger agreement.

Peoples’ CEO E. Robinson McGraw said of the transaction, “The acquisition of Heritage allows Peoples’ to gain a presence in some of Alabama’s most attractive markets and to serve a broader customer base while enhancing shareholder value and future earnings potential. Heritage provides us with a natural extension of our current footprint and we are excited about the partnership as we share similar operating philosophies, cultures and values.”

The transaction is expected to be approximately 3% dilutive to Peoples’ 2005 earnings per share determined in accordance with generally accepted accounting principles and to be accretive to Peoples’ earnings per share in 2006 determined in accordance with generally accepted accounting principles. On a cash basis, the acquisition is expected to turn accretive in 2006.

Commenting on the transaction, Larry Mathews, CEO of Heritage, said “We are looking forward to and are excited about the prospect of joining Peoples. Once the merger is completed, we believe that our customers will benefit from the broader line of banking products and services offered by Peoples, as well as having access to larger lending limits and an expanded branch network. We expect that our combined company will also be better positioned for continued growth in the markets we serve, while maintaining our community banking philosophy of customer service.”

Peoples’ senior management will host an investor conference call on July 16, 2004 at 10:00 a.m. eastern standard time. The call may be accessed via a live internet webcast at www.phcfc.com by clicking on ‘Investor Relations’ or through a dial-in telephone number at 1-800-299-7635, passcode: 56390782. A replay of the webcast will be archived in the Investor Relations section of Peoples’ website. A telephone replay will be available two hours after the completion of the call through July 18, 2004 at 1-888-286-8010, passcode: 68737879.

The Peoples Holding Company, parent of The Peoples Bank & Trust Company, Mississippi’s fourth largest commercial bank headquartered in the state, The Peoples Insurance Agency, Inc. and Renasant Bank of Germantown, Tennessee, has assets of approximately $1.7 billion and operates 48 community bank, insurance and financial services offices in 29 cities in Mississippi and Tennessee. Please visit our website at www.phcfc.com for additional information.

Forward Looking Statement:

Some of the statements in this press release, including, without limitation, statements regarding the proposed merger and projected growth in the counties in which we operate are “forward-looking statements” with respect to each of Peoples, Heritage and the combined company following the proposed merger within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, when we use words like “believe”, “expect” and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on the current beliefs and expectations of Peoples’ management and Heritage’s management, and on the information available to us at the time that these disclosures were prepared. Factors that may cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among others, the following possibilities: (1) Peoples and Heritage may be unable to obtain required shareholder or regulatory approval; (2) competitive pressures among depository and other financial institutions may increase significantly; (3) changes in the interest rate environment may reduce margins; (4) general economic conditions may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduction in demand for credit; (5) economic, governmental or other factors may prevent the projected population and commercial growth in the counties in which Peoples and Heritage operate; (6) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which we are engaged; (7) costs or difficulties related to the integration of our businesses may be greater than expected; (8) deposit attrition, customer loss or revenue loss following the acquisition may be greater than expected; (9) competitors may have greater financial resources and develop products that enable such competitors to compete more successfully than us; and (10) adverse changes may occur in the equity markets. Many of these factors are beyond the ability of Peoples or Heritage to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. Additional factors that could cause Peoples’ and Heritage’s results to differ materially from those described in the forward-looking statements can be found in Peoples’ and Heritage’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Peoples, Heritage or the proposed merger or other matters and attributable to Peoples, Heritage or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Peoples and Heritage do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

Other Matters:

This press release shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Heritage shareholders for their consideration. Peoples and Heritage will file a registration statement, including a proxy statement/prospectus and other relevant documents concerning the proposed transaction, with the SEC. Shareholders of Heritage are urged to read the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information.

Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, at the SEC’s internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.phcfc.com under the heading “Investor Relations” and then under the heading “SEC Filings”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to The Peoples Holding Company, Investor Relations Department, 209 Troy Street, Tupelo, Mississippi 38804, (662) 680-1419 or by directing a request to Heritage Financial Holding Corporation, 211 Lee Street NE, Decatur, Alabama 35601, (256) 355-9500. The annual, quarterly and other reports filed by Peoples and Heritage with the SEC are also available free of charge at the SEC’s website (http://www.sec.gov).

Heritage and its directors and officers may be deemed to be participants in the solicitation of proxies from the stockholders of Heritage in connection with the proposed merger. Information about the directors and executive officers of Heritage and their ownership of Heritage common stock is set forth in the proxy statement, dated May 25, 2004, for Heritage’s 2004 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

www.phcfc.com following presentation on it’s website: On July 15, 2004, The Peoples Holding Company made available the

Acquisition of

July 2004

Forward-Looking Statements

the the In in consider from increase 1995. regulatory regarding “forward-looking following of should materially or may deterioration Act you a statements are company differ operate Reform to among others, the following shareholder institutions things, expressions, results other limitation, we combined Litigation on the current beliefs and expectations required financial among which the similar actual obtain other and in, without in Securities and cause to and counties Heritage “expect” may unable resulting including, Private that be depository the in the may expected, Peoples, of “believe”, Factors among presentation, growth of than each meaning like prepared. Heritage this pressures to the and in projected words were favorable and respect within use Peoples less statements we competitive be with management and Heritage’s management, and on the information available to us at the time disclosures (1) may the merger merger when (2) of proposed these

Some statements” proposed addition, them as identifying forward-looking statements, although we may use other phrasing. These forward- looking statements involve risks and uncertainties and are based of Peoples’ that those expressed or implied by such forward-looking statements include, possibilities: approval; significantly; (3) changes in the interest rate environment may reduce margins; (4) general economic conditions credit quality and/or a reduction in demand for credit; (5) economic, governmental or other factors may prevent the projected population and commercial growth in the counties in which Peoples and Heritage operate; (6) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which we are engaged; (7) costs or difficulties related to the integration of our businesses may be greater than expected; (8) deposit attrition, customer loss or revenue loss following the acquisition may be greater than expected; (9) competitors may have greater financial resources and

Forward-Looking Statements

forward- differ and Current Peoples, any to update such Peoples’ and to to on results in 10-Q reliance found Form attributable obligation Heritage’s be on and can any undue and

Reports matters put to Peoples’ statements other undertake not not Quarterly or cause do cautioned could 10-K, merger Heritage are forward-looking Form that and readers the on proposed factors in the Peoples and described Reports or predict, Additional Annual Heritage above. or those control from respective Peoples, statements to statements. develop products that enable such competitors to compete more successfully than us; and (10) adverse changes may occur in the equity markets. Many of these factors are beyond the ability of Peoples or Heritage looking materially Heritage’s Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Heritage or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

for the twelve months ended 12/31/05, per Heritage management.

Based on a hypothetical 60% stock / 40% cash election and Peoples’ closing price of $32.80 on 7/14/04. Includes dilutive impact of outstanding options using the treasury method, assumes options roll over. Based on Heritage’s projected GAAP EPS of $0.35 for the twelve months ended 12/31/04, per Heritage management. Based on Heritage’s projected GAAP EPS of $0.38 Based on Heritage’s book value per share of $2.99 as of 3/31/04. Equal to deal value minus target’s tangible equity as a percentage of core deposits. Core deposits defined as total deposits less deposits greater than $100,000. Based on Heritage’s tangible equity of $31.4 million and core deposits of $314.7 million as of 3/31/04. Based on Heritage’s closing price of $5.60 as of 7/14/04. (1) (2) (3) (4) (5) (6) (7)

Strategic Rationale

existing franchise Huntsville / Birmingham target markets for Peoples

Complements Peoples’ Allows for expansion into new, demographically attractive markets Accretive to both GAAP EPS and EPS excluding intangible amortization and fair market value adjustments within 12 months Opportunities for revenue enhancements Management quality Culture compatibility Improving performance ratios and credit quality Franchise Accretive z z Attractive Financial Benefits z z Desirable Risk Profile z z z

Source: SNL Financial and Company filings. Dollars in thousands. Data as of or for the three months ended 3/31/04. Capital ratios bank level.

Peoples’ data pro forma for acquisition of Renasant Bancshares, Inc. Does not include mortgage loans held for sale. (1) (2)

Pro Forma Franchise

MARKET DEMOGRAPHICS Projected Change in Median Household Income 2003-2008 (%)

Source: SNL Financial. Deposit data as of 6/30/03. Population and median household income are deposit weighted by county.

Financial Assumptions

2005 GAAP EPS estimate of $2.50 per First Call Grown at 8.0% thereafter eritage Earnings: 2005 and 2006 estimates of $4.0 million and $6.1 million, respectively nnual expense savings of approximately $1 million after-tax (approximately 9% of Heritage’s

Consideration mix and exchange ratio remain the same as in “Transaction Overview” Cost of cash equals approximately 6.77% pre-tax (5 year swap rate plus 2.68% spread) PHC Earnings: H A 2005 projected noninterest expense) Core deposit intangible equal to 4.0% of Heritage’s transaction accounts of $155.8 million CDI amortized using 150% declining balance over a 7 year period Deal charges equal to approximately $6 million after-tax Purchase accounting adjustments to pro forma balance sheet and income statements Heritage’s options converted into equivalent PHC options Anticipated closing date in January 2005

z z z z z z z z z z

EPS Excluding Intangible Amortization and Fair Market Value Adjustments

* Excluding all intangible amortization ** Excluding all intangible amortization and fair market value adjustments

The following table presents projected net income for the periods as well as adjustments for the exclusion of core deposit intangible amortization, other intangibles amortization and fair market value adjustments

* Merger adjustments assume January 2005 deal close.

Summary

Opportunity to expand in growing markets Complementary business cultures Financially attractive Low risk integration